UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

September 28, 2020

We hereby inform as a Relevant Information Communication that the Board of Directors has decided to convene the General Shareholders' Meeting to be held on Monday, November 2, 2020, through the "Microsoft Teams" platform at 11:00 a.m., in order to discuss the following agenda:

1. Approval of the Company’s Financial Plan, through the issuance of bonds convertible into shares or debt securities
2. Delegation in the Board of Directors of the Company of the powers of attorney to execute the Financial Plan
3. Modification of the corporate name and partial modification of the Bylaws
4. Modification of the consideration of the Board Members
5. Delegation and grant of powers of attorney to execute agreements

In case of not having the necessary quorum for the celebration of the Meeting in the first call, the second call is scheduled for November 6, 2020 at the same time, through the same platform and with the same agenda. Also, in case of not having the quorum necessary for the celebration of the Board in the second call, it is cited in the third call for November 10, 2020 at the same time, through the same platform and with the same agenda.

The notice of call has been published in the SMV webpage www.smv.gob.pe and in www.granaymontero.com.pe.

On the other hand, we inform you that in compliance with our obligations, we accompany the present communication, the motions of the Board and the assistance confirmation formats for special representation, which may be received via email, on file PDF, at the following address: joa2020@gym.com.pe.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: September 28, 2020

SHAREHOLDERS’ MEETING
November 2, 2020

MOTION No. 1

Approval of the Company’s Financial Plan, through the issuance of bonds convertible into shares or debt securities

RECITALS

WHEREAS, the Company requires approving a financial plan in order to ensure the ordinary operation of its business;

WHEREAS, the uncertainty caused by the delay in the completion of the plea agreement process by the Company, and the adverse effects of the pandemic generated by Covid-19 on companies requesting resources in the national and international financial systems, have restricted access to external financing by the Company, and

WHEREAS, for the purposes of remedying the aforementioned situation and preventing the divestment of strategic assets that may have an impact on the Group’s equity, the Board of Directors resolved to submit to the Shareholders’ Meeting the approval of the Company’s Financial Plan on its session of September 28, 2020.

Motion:
To approve:

1.       The Company’s Financial Plan which consists, at the Board of Directors’ discretion, in the issuance of:

(a)      Bonds convertible into shares of capital stock of the Company (“Convertible Bonds”), in accordance with the provisions of section 315 et seq. of the General Corporate Law, Law 26827 (“GCL”) and any other applicable laws, subject to the general terms and conditions contained in the term sheet made available to the shareholders of the Company in the notice of shareholders’ meeting, and the specific terms and conditions to be included in the instruments that shall be entered into in connection with the issuance; and/or,

(b)      Debt securities of the Company (“Corporate Bonds”) in accordance with the provisions of section 304 et seq. of the GCL and any other applicable laws, for a total issuance amount of USD 350,000,000 (Three Hundred Fifty Million and 00/100 U.S. Dollars) or its equivalent in other currencies. Such bonds may be placed privately and/or listed on stock exchanges, whether in Peru and/or abroad, observing the applicable regulations on a case-by-case basis.

In the event that, due to market conditions or to any other reason, the Convertible Bonds or the Corporate Bonds are not executed, the Board will be empowered to determine, develop and execute an asset divestment plan as provided in the GCL.

It is hereby stated that the preferential subscription certificates that may be issued from time to time in order to subscribe Convertible Bonds, as set forth below, and such Convertible Bonds or Corporate Bonds, have not been nor shall be registered under the U.S. Securities Act of 1933, as amended (hereinafter, the “U.S. Securities Act of 1933”) or under any other securities act of any other country or jurisdiction outside of Peru. The aforementioned certificates shall be made available to investors only in Peru pursuant to the provisions of the Peruvian applicable laws, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or within the United States of America under the securities act of such country or in any other jurisdictions where they are prohibited. Moreover, Convertible Bonds or Corporate Bonds to be issued may not be offered, sold or subscribed, directly or indirectly, except pursuant to an exception from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended.

This proposal is not an offer to sell, or a request to receive an offer to buy, securities in the United States of America to or from residents of such country.

MOTION No. 2

Delegation in the Board of Directors of the Company of the powers of attorney to execute the Financial Plan

RECITALS

WHEREAS, the stakeholders of the Company have decided to approve the Financial Plan of the Company, it is necessary to also approve the delegation of authority to the Board of Directors in order for it to determine, develop and execute the aforesaid Plan, as per the framework contained herein and in accordance with the provisions of section 312 of the GCL.

Motion:
To approve:

1.       The delegation to the Company’s Board of Directors of the following powers for the implementation the Company’s Financial Plan:

(a)      Determine the issuance of Convertible Bonds or Corporate Bonds, or both;

(b)     Define the specific terms and conditions of Convertible Bonds and/or Corporate Bonds, including the power to determine the granting or assignment of security interests and/or creation of trusts over the direct or indirect assets of the Company to guarantee the Company’s obligations;

(c)      Define, in case of deciding to issue Convertible Bonds:

(i)      The terms and conditions for exercising the preemptive right in accordance with the provisions of the applicable laws, including the issuance of preferential subscription certificates, the possibility that all persons that may have such rights may exercise it in two rounds following the relevant notice publication, the registration date, and the delivery date, as well as the negotiation period of the preferential subscription certificates, and the applicable procedure in the event Convertible Bonds remain unsubscribed after the conclusion of the two rounds of the preemptive right process.

(ii)      Determine, in case of conversion of Convertible Bonds:

(A)     The form of representation of shares to be issued, pursuant to the applicable laws;

(B)     The issuance or non-issuance of the temporary share certificates;

(C)     The amount by which stock capital shall increase based on convertible bonds;

(D)     The new text of article five of the bylaws that results from the capital stock increase, and

(E)      Any other aspects deemed necessary or convenient to conduct such conversion.

(d)      Determine, prepare, and execute a strategic asset divestment plan in the event Convertible Bonds or Corporate Bonds are not subscribed as a result of market factors.

2.       The execution, delivery, and performance of any contract, agreement, complementary deed, proceeding before public or private entities or any legal formality necessary or convenient to conduct, implement, make feasible, perfect, execute or exercise the preferential subscription right, offering, placement, issuance, and registration of Convertible Bonds and/or Corporate Bonds and, where applicable, the abovementioned conversion, whether directly or by delegating powers to the management.

MOTION No. 3

Modification of the corporate name and partial modification of the Bylaws

RECITALS:

WHEREAS, on February 2020 the Board of Directors decided to stop using the name of the Company and therefore, it is now necessary to modify the corporate name for one that reflects the new values and purpose of the Company.

Motion:

The Board of Directors suggest to the Shareholders Meeting of the Company to modify its corporate name to Aenza S.A.A. and consequently modify article 1 of the corporate Bylaws in the following terms:

“Article 1. Corporate name.

The name of the company is Aenza S.A.A.”

MOTION No. 4

Modification of the consideration of the Board Members

RECITALS:

WHEREAS, on the Shareholders Meeting dated July 13, 2020, the Shareholders approved the director’s compensation for the period 2020-2021 of the Board of Directors;

WHEREAS, historically the Chairman of the Board has received, as consideration for his services, an additional consideration under the terms of a service agreement entered into with the Company;

WHEREAS, the considerations agreed on July 2020 did not state a different amount of consideration for the Chairman of the Board, despite that it is market standard to determine a differentiated consideration for such position; and

WHEREAS, as explained before, it is convenient to modify the considerations approved to be paid to the Board of Directors for the period 2020-2021 to fix a special consideration for the Chairman of the Board that adheres to the best current market standards and replaces the practice of of executing an additional service agreement with the Chairman.

Motion:

Approve the payment of a consideration to the Chairman of the Board of Directors equal to an amount of US$8,000.00 per assistance to each board meeting, stating that no additional consideration will be paid due to any additional meeting within a month and therefore, the considerations approved by the Shareholders Meeting dated July 13, 2020, remain valid and enforceable in the terms that have not been expressly amended herein.

MOTION No.5

Delegation and grant of powers of attorney to execute agreements

Motion:

To grant powers of attorney to certain officers for executing, in the name, place and stead of the Company, all public and private instruments required for the execution and registration of the resolutions adopted at the meeting.

GRAÑA Y MONTERO S.A.A.

CONVERTIBLE BOND

TERM SHEET

September 2020

The marketable securities that are described under this document (hereinafter, the “Term Sheet”) will be subject to the terms and conditions that are customary for this type of securities that will be provided in the documents of the transaction and the followings:

1. Issuer	Graña y Montero S.A.A. (hereinafter, the “Issuer”).

2. Type of instrument	Debt securities of the Issuer (hereinafter, the “Bonds”) convertible into new ordinary shares of the Issuer’s capital stock (hereinafter, the “Shares”).

3. Type of offer
The Bonds shall be offered through private placement after the preferential subscription process (preemptive right process) has been completed by the Issuer's shareholders (hereinafter, the “Shareholders”).

The Bonds that are not subscribed by the Shareholders in exercise of their preemptive right shall be offered to third parties that qualify as institutional investors through a private offer.

The Issuer may offer the outstanding Bonds after the conclusion of the preemptive right process to bidders of a tender offer (OPA) that are settled after the “fecha de corte” for the execution of the preemptive right. The number of Bonds to offer shall be equal to the lower amount between: (i) the total amount of the outstanding Bonds; and (ii) a percentage of the total amount of the Bonds equal to the percentage of shares acquired through the tender offer (OPA). The Bonds shall be offered in the same terms and conditions as those offered to the Shareholders.

The Bonds, the preferential subscription rights and the Shares shall NOT be registered under the United States Securities Act of 1933 (hereinafter, the “Securities Act”).

The Shares may be classified as “restricted securities” (as defined in Rule 144 of the Securities Act), in which case the Shares shall have limitations on their transfer within the United States of America to persons qualified as U.S. Persons (as defined in Regulation S). Further information shall be included in the Issuance Agreement (as defined below).

4. Currency	United States Dollars (“USD”).

5. Amount and nominal value	For up to an amount of USD 90,000,000. The nominal value of the Bonds shall be USD 1,000 (One Thousand U.S. Dollars) (hereinafter, the “Nominal Value”).

6. Use of the funds	Pay obligations of any nature of the Issuer and/or its subsidiaries.

7. Term and amortization	30 months, paid off through a single payment at maturity (hereinafter, the “Maturity”).

8. Compensatory Interest	An annual fixed rate of 8%.

9. Default interest rate	A penalty interest at rate of two percent (2%) per year in excess of the compensatory interest set forth above.

10. Prepayment fee	5% within the first 6 months; plus 1% every subsequent six month period.

11. Conversion	The Bonds may be converted into Shares under the following terms:

	(i)	The conversion option may be exercised starting in July 2021 and according to the periodicity determined by the Board thereafter.

(ii)
The conversion price shall be USD 0.33 per share or 20% of discount of the 30-days VWAP (hereinafter, the “Conversion Price”). The Conversion Price shall be adjusted to reflect changes in the number or nominal value of the Shares, as well as other situations that may dilute it.

(iii)
The number of Shares to be delivered to the Bondholder exercising his/her conversion option (hereinafter, the “Conversion Ratio”) shall be determined by dividing the current Nominal Value by the Conversion Price.

	(iv)	The conversion must be carried out for the entirety of each Bond, no partial conversion of a Bond shall be admitted.

	(v)	Once the conversion has been carried out, the Bonds shall be deemed redeemed for all purposes.

	(vi)	If the conversion option is not exercised before Maturity, the Issuer shall pay the Bonds at Maturity.

12. Alternative repayment plan
If the Issuer has not redeemed all of the Bonds through a Mandatory Redemption after twelve (12) months from the issue date, the Issuer must carry out, prior to Maturity, one or more of the following actions (hereinafter, the “Alternative Plan”) and allocate the proceeds obtained therefrom to the full payment of the Bonds:

	(a)	Carry out a capital increase;

	(b)	Issue new debt;

	(c)	Sell, either in total or in part, its shares held in GYM FERROVÍAS S.A.;

	(d)	Sell, either in total or in part, its shares held in GRAÑA Y MONTERO PETROLERA S.A .; and/or

	(e)	Sell, either in total or in part, its shares held in VIVA GYM S.A.

13. Guarantees	The obligations of the Issuer under the Bonds shall be guaranteed with assets of the Issuer or owned by its subsidiaries.

This Term Sheet is a summary of the main terms and conditions regarding a potential financing for Graña y Montero S.A.A. through the issuance of bonds convertible to shares.

Therefore, this document (i) is not intended to give rise to any rights or obligations, (ii) does not constitute an offer, whether public or private, of securities or marketable securities or assets or financial instruments, and (iii) does not constitute an invitation to carry out any legal transaction in connection with the placement, acquisition or disposal of marketable securities or assets or instruments.

-----------------------------------------

   _______2020-2023FINANCIAL PLAN_______

 Agenda  1. What happened after the 2019 Capital Increase?2. Current status of the Company3. Financial Plan  2

 1  _______What happened after the 2019 Capital Increase?_______

 What happened after the 2019 Capital Increase?  A) Admission of responsability of José and Hernando Graña in GSP and VESURThe consequences have been:Delay in achieving the plea agreement and additional legal expense of almost US$ 2MM during additional term.Increase in the provision of civil damages in a gross amount of US$35MM reflected in the 2019 result. (US$23MM in Present Value).Requirement to arrange a Class Action settlement for US$20MM (US$5MM assumed in upfront payment by the Company's insurance already executed) to which we add US$1MM in legal expenses that impact 2019.Impossibility to litigate against the State in relation to the payment for the termination of GSP, which has delayed our possibility to recover the investment and forced us to made an impairment of US$ 185 MM in 2019.Current situation:Substantial progress has been made in negotiating the amounts of Civil Damages.Class Action does not generate any more legal expenses and is going to be paid in June 2021.In negotiations with the former executives in order for them to assume part of the payment of the civil damages.B) Delay in the Sale of AdexusLoss of cash for the Group of US$28MM (estimated cash to reduce debt) for not achieving the sale and loss of value in the asset that has affected the company in US$ 10 MM.Current situation:The divestment process of the asset continues.A new CEO (ex IBM) has been hired and is in charge of operations since March 2020.We have a potential buyer performing a DD that could be completed during 2020.  4

 What happened after the 2019 Capital Increase?  C) Losses in Projects in the Engineering & Construction Business:Modernization of the Talara Refinery- subcontract with Técnicas Reunidas (TR) the main contractor.The consequences have been:A deterioration in the financial capacity of GyM due to costs incurred without recognition that generated debts to suppliers that the Company must honor and additional accounting losses due to an unresolved arbitration reflected in 2019.Losses in Chile from the Minera Escondida Project:The consequences have been:Loss in VyV - DSD for US$24MM that has affected its equity and financial situation, forcing us to incur in a debt of US$10 MM to partially cover the losses incurred.  5

 What happened after the 2019 Capital Increase?:SUMMARY OF ALL IMPACTS  6

WHAT HAPPENED AFTER THE 2019 CAPITAL INCREASE?: CHANGES IN E&C

	Business Development	Projects Execution
Diagnostic Summary	▪ No directed commercial strategy ▪ Lack of engineering, no alternatives in the proposals ▪ Absence of processes and control milestones ▪ No risk management in the proposals ▪ Isolated knowledge and different evaluation criteria among E&C subsidiaries ▪ Lack of feedback with construction management	▪ Lack of clear policy on income recognition ▪ Poor management of additional works ▪ Management and control of projects in Excel ▪ Poor ability to predict gaps and detect problems ▪ Deficiencies in cost management ▪ Deficiencies in construction closures and consortiums
Main initiatives implemented between 2019 and 2020	▪ Business strategy with focus on certain industries (Mining, Energy, Infrastructure, Water.) ▪ New structure of the proposal area, specialized and with a management system at regional level, and including engineering as a value element ▪ New proposal development management, including risk analysis, business development committees and system of controls and milestones at the proposal stage	▪ Definition of clear policies for income recognition ▪ New model of Project Control ▪ Implementation of quarterly replanning and project control routines ▪ Implementation of internal audits to projects ▪ Risk matrix implementation

7

 E&C Backlog  8

 2  _______current financial status of the company_______

 SUMMARY OF FINANCIAL OBLIGATIONS:  Debt Report (in USD thousands)                   2016  2017  2018  2019  2Q2020      Refinancing   Working Capital  382,677  328,079  118,808  99,143  98,628     54,000   Project Finance  336,389  337,763  416,063  361,902  338,399      Financing associated to GSP  277,415  146,988  98,368   -   -      Parent company Debt  -  -   -   34,023  28,164     28,164   Total Financial Debt  996,481  812,830  633,239  495,068  465,191        CHUBB Debt  52,500  15,640   -    -   -      Leasing (IFRS 16)   -    -    -   24,183  20,599      Subtotal  1,048,981  828,470  633,239  519,251  485,790        Expired Suppliers              85,535     85,535   Other liabilities provisioned in the balance sheet              154,711    154,711   Possible legal and tax contingencies              46,000     46,000      TOTAL           772,036      368,410           2019 EBITDA  193,799            DEBT/EBITDA Ratio    3.98x      10

 SUMMARY OF FINANCIAL OBLIGATIONS: ANNUAL DETAIL  11

 3  _______2020-2023FINANCIAL PLAN_______

     Aug-20  Oct-20  Dec-20  Feb-21  Apr-21  Jun-21  Total  Capital Structure  Convertible Bond  USD 50-70 mm            260-300    Capital Increase      USD 130-150 mm            Corporate Bond        USD 130-150 mm        Sale of Assets                                    Long-term liabilities (2021+)  Renewal of liabilities    USD 20-25 mm          105-120    Possible Tax/Legal contingencies    USD 20 mm              Other provisions – Long-term portion          USD 65-75 mm         Total              365-420    Repayment with capital increase  FINANCIAL PLAN: ALTERNATIVE 1  13

 FINANCIAL PLAN: ALTERNATIVE 2      Aug-20  Oct-20  Dec-20    Feb-21    Apr-21    Jun-21  Total  Capital Structure  Convertible Bond  USD 50-70 mm                  300-350    Capital Increase                        Corporate Bond      USD 300-350 mm                Sale of Assets                      25-35    Sale of Assets  USD 25-35 mm                                            Long-term liabilities (2021+)                      65-75                            Other provisions – Long-term portion              USD 65-75 mm           Total                    390-460    Convertible bond repayment  14

 FINANCIAL PLAN: ALTERNATIVE 3      Aug-20  Oct-20  Dec-20  Feb-21  Apr-21  Jun-21  Total  Capital Structure  Convertible Bond  USD 50-70 mm            -    Capital Increase                  Corporate Bond                Sale of Assets  Sale of Assets              145-180                    Long-term liabilities (2021+)  Renewal of liabilities  USD35-40 mm            140-150    Possible Tax/Legal contingencies    USD 20 mm              Other provisions – Long-term portion          USD 85 mm –>         Total              285-330  Repayment with sale of one or more business units(repayment amount is deducted from the total sale of assets)  15

PLANNING SCHEDULE:

1. Convertible Bond
   - Takes between 60 and 90 days to be structured
   - Two preferential subscription rounds are established for shareholders and a third round for private placement
   - Rights can be negotiated for 25 days
   - Assignment process to be determined by the Board of Directors

2. Corporate Bond
   - Requires obtaining the Plea Agreement
   - The process would take between 75 and 90 days to be structured
   - An international issue would be made

16

CONVERTIBLE BOND (term sheet):   PDF with Term Sheet attached.  17